Exhibit 21.1

American Media, Inc.
Listing of Subsidiaries of the Registrant

Company Name	Jurisdiction of Incorporation
AMI Digital, Inc.	Delaware
In Store Services, Inc.	Delaware
Weider Publications, LLC	Delaware
Weider Publications Group, Ltd.	United Kingdom
Media Fit SARL	France
Weider Publishing Ltd	United Kingdom
Weider Publishing Italia SRL	Italy
Odyssey Magazine Publishing Group, Inc.	Delaware
AMI Celebrity Publications, LLC	Delaware
AMI Paper, Inc.	Delaware
Country Music Media Group, Inc.	Delaware